Heineken Holding N.V.

09046028

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
USA

date 28 April 2009

SUPPL

Re: File No. 82-5149

Dear Madam/Sir,

Enclosed please find a press release dated 22 April 2009.

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

P.A. Akkerman

Encl.

File No. 82-5149

Heineken Holding N.V. Trading Update First Quarter 2009

Amsterdam, 22 April 2009 – Heineken Holding N.V. today issued its scheduled trading update for the first three months of 2009. Better selling prices largely compensated for lower volumes, resulting, organically, in an EBIT (beia) only marginally lower.

- Heineken's* revenue grew 24% to EUR3,046 million; organically, revenue declined 1%;
- Organically, EBIT (beia) decreased by low single digits, demonstrating the continued resilience of the existing business through the current recession. The effect of first time consolidations led to a total decline in EBIT (beia) in the high teens;
- Consolidated beer volume grew 12%; organically, volume declined 6.3%;
- Heineken® brand volume in the international premium segment was lower by 5.8%;
- Positive contribution from Heineken N.V.'s Total Cost Management (TCM) saving programme.

In the first quarter of 2009, revenue increased 24% compared with the first quarter of 2008 owing to first-time consolidations (+27%) and better pricing (+6%). This was partially offset by the financial impact of lower volume (-7%) and unfavourable exchange rate fluctuations (-2%). Organically, revenue decreased 1%.

Heineken's full-year results and volumes are far more dependent on the performance in the peak-selling season (May-August). The first quarter is the least significant in terms of volume and profitability. In 2007 and 2008, the first quarter accounted for 20% and 18% of annual consolidated beer volume respectively.

Results

Organically, EBIT (beia) decreased in the low single digits. Higher selling prices and effective cost management linked to Heineken N.V.'s TCM programme contributed positively. Inflation in personnel expenses and higher depreciation were partly offset by a decline in other fixed expenses. Marketing and selling expenses as a percentage of revenue remained stable as a result of optimised marketing investments and lower media rates, which were balanced with higher marketing spending in the USA.

Heineken N.V.'s TCM programme is already starting to contribute to profit via cost reduction in the supply chain. The realisation of S&N cost synergies is developing in line with expectations.

EBIT (beia) declined in the high teens, mainly as a result of first time consolidations. Exchange rate translations had a modest positive effect.

Exceptional items after tax were limited, totalling EUR11 million related to the negative fair value effect of interest swaps. The amortisation of brands amounted to EUR18 million.
Net profit (beia) was lower due to higher financing costs associated with newly acquired businesses and lower EBIT (beia).

Beer volumes

acquired businesses. Organically, consolidated beer volume declined 6.3% as lower volumes in Europe and the Americas were only partly offset by continued strong volume growth in Africa and, to a lesser extent, Asia-Pacific.

Organic volume was adversely impacted by a combination of factors including the global economic downturn, unfavourable weather, the continued effect of smoking bans, distributor destocking, excise duty increases and selling price increases. Consistent with its long-term strategy on building brands, Heineken will continue to maintain the price positioning of its key brands.

Volume of the Heineken® brand in the international premium segment declined 5.8% to 5.3 million hectolitres mainly due to the recession in Europe and down trading in the USA.

Priorities for 2009 and beyond

The final impact and duration of the global economic downturn remains unclear. Therefore, Heineken will maintain a rigorous focus on:

- Reducing debt through initiatives that strengthen cash generation and conversion
- Improving performance of newly acquired companies
- Reducing costs through Total Cost Management
- Maintaining the price positioning of key brands
- Increasing the efficiency and effectiveness of all marketing investments

Volume development by region

Million hectolitres	2009 First quarter	2008 First quarter	Change	Organic Change
Western Europe	9.5	6.6	43%	-9.8%
Central and Eastern Europe	9.0	9.6	-6.3%	-12%
Africa and the Middle East	4.6	4.0	16%	16%
The Americas	1.9	2.1	-8.9%	-16%
Asia Pacific	0.6	0.6	3.3%	3.4%
Consolidated beer volume	**25.6**	**22.9**	**12%**	**-6.3%**

Group beer volume	34.4	31.5	9.0%	-5.2%
Heineken® premium volume	5.3	5.7		-5.8%

In Western Europe, volumes declined organically across all markets. In particular, volumes in the Netherlands were affected by a substantial excise duty increase from 1 January 2009. In Italy, performance was impacted by temporary delisting by several retailers during price negotiations. Spain, France and Ireland performed relatively well versus the regional average.
The UK beer market continued to be under pressure, but cider volume grew strongly.

In Central and Eastern Europe, organic volume growth was negative across most markets. Volumes in Russia, Romania and Greece developed in line with the regional average. Poland performed better than the regional average, whilst Austria performed below the regional average.

Volume in Africa and the Middle East grew 16%. All key markets showed ongoing robust growth with strong performances in Nigeria, Egypt and the Democratic Republic of Congo.
Volume in South Africa continues to grow strongly.

In the Americas, total consolidated beer volume fell 8.9%. In the USA, volumes of the Dutch brand portfolio were lower whilst volumes of the Mexican brand portfolio grew slightly. Depletions (sales by distributors to retailers) were slightly better than sales volume. Volume across the Caribbean dropped due to lower tourist numbers whilst volume in Central America grew strongly.

Organically, consolidated beer volume grew 3.4% across the Asia Pacific region. Multi Bintang Indonesia, New Caledonia, exports and licensing all enjoyed good growth. The joint ventures, Asia Pacific Breweries and UBL (India), performed well.

Financial structure

On 17 February, Heineken obtained a fully committed two-year stand-by revolving credit facility of EUR250 million, subsequently increased to EUR375 million after syndication.
Under its European Medium Term Note (EMTN) programme, Heineken placed 6-year 7.25% Sterling Notes for a principal amount of GBP400 million (EUR450 million) on 26 February. Most of the proceeds have been swapped into fixed-rate Euro, with an effective interest rate below 7%.

On 25 March, Heineken placed 5-year Euro Notes for a principal amount of EUR1.0 billion with a coupon of 7.125% under the same EMTN programme.

As a result of these financing activities and internally generated cash flows, Heineken has sufficient financial resources to cover debt repayments for the next 36 months.

Heineken Holding N.V. agenda

Annual General Meeting of Shareholders (AGM)	23 April 2009
Quotation ex-final dividend 2008	27 April 2009
Final dividend 2008 payable	4 May 2009
Financial results for the first half 2009	26 August 2009

2008 quarterly breakdown of beer volume and revenue

Million hectolitres	Q1 2008	Q2 2008	Q3 2008	Q4 2008
- Western Europe	6.6	12.6	13.6	11.5
- Central and Eastern Europe	9.6	15.3	15.2	10.4
- Africa & Middle East	4.0	4.4	4.6	5.1
- Americas	2.1	2.8	2.7	2.7
- Asia/Pacific	0.6	0.6	0.8	0.6
Consolidated beer volume	22.9	35.7	36.9	30.3
Group beer volume	31.5	44.5	45.8	39.7
Heineken® premium volume	5.7	7.2	7.0	6.0
Revenue (EUR million)	2,467	3,944	4,235	3,673

Heineken will host an analyst and investor conference call in relation to this trading update today at 10:00am CET/ 9.00 BST. The call will be audiocast live via /webcast/investors and will be available for download afterwards. Analysts and investors can call in using the following telephone numbers:

From The Netherlands:
Toll Free: 0800 - 265 8528
Local line+31 (0)20 - 794 8504

From United Kingdom
Toll Free: 0800 - 358 5263
Local line: + 44 (0) 20 7190 1595

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* Heineken means Heineken Holding N.V., Heineken N.V., its subsidiaries and interests in joint ventures and associates

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